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17005273

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SEC Mail Processing Section FEB 21 2017 Washington DC 416

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 53557 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradebot Systems, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1251 NW Briarcliff Parkway, Suite 700**
(No. and Street)

| **Kansas City** | **MO** | **64116** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Jennifer Tomlinson** **(816) 285-6400**
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Grant Thornton LLP**
(Name - *if individual, state last, first, middle name*)

| **1201 Walnut St., Suite 2200** | **Kansas City** | **MO** | **64106** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

S7

# OATH OR AFFIRMATION

I, Jennifer Tomlinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradebot Systems, Inc. as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

ANTHONY J. SCHULTE
My Commission Expires
September 18, 2019
Platte County
Commission #15241991

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**TRADEBOT SYSTEMS, INC.**

**FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION**

**(Pursuant to Rule 17a-5(e)(3))**

Year Ended December 31, 2016

**TRADEBOT SYSTEMS, INC.**

**STATEMENT OF FINANCIAL CONDITION**

December 31, 2016

**ASSETS**

| | |
|---|---|
| CURRENT ASSETS | |
| Cash and cash equivalents | $ 59,964,928 |
| Trading securities | 3,350,878 |
| Receivables from brokers, dealers, and clearing organizations | 2,311,021 |
| Prepaids and other current assets | 394,545 |
| TOTAL CURRENT ASSETS | 66,021,372 |
| PROPERTY AND EQUIPMENT, at cost | |
| Computer equipment and software | 14,887,229 |
| Aircraft | 6,754,034 |
| Leasehold improvements | 2,424,540 |
| Office furniture and fixtures | 546,670 |
| | 24,612,473 |
| Less accumulated depreciation and amortization | (19,355,483) |
| NET PROPERTY AND EQUIPMENT | 5,256,990 |
| OTHER ASSETS | 3,708,762 |
| TOTAL ASSETS | $74,987,124 |

**LIABILITIES**

| | |
|---|---|
| CURRENT LIABILITIES | |
| Accounts payable | $ 5,378,798 |
| Accrued expenses and other current liabilities | 1,838,861 |
| Securities sold, not yet purchased | 869,823 |
| Income taxes payable | 378,970 |
| TOTAL CURRENT LIABILITIES | 8,466,452 |
| DEFERRED RENT | 118,610 |
| TOTAL LIABILITIES | 8,585,062 |

**STOCKHOLDER'S EQUITY**

| | |
|---|---|
| COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000 | 1,000 |
| RETAINED EARNINGS | 66,401,062 |
| TOTAL STOCKHOLDER'S EQUITY | 66,402,062 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $74,987,124 |

See Notes to Financial Statements